

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Judith Bjornaas
Chief Financial Officer
ManTech International Corporation
2251 Corporate Park Drive
Herdon, VA 20171

> **Re: ManTech International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 21, 2020**
> **File No. 000-49604**

Dear Ms. Bjornaas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services